OMB APPROVAL OMB Number: 3235-0111 Expires: December 31, 2015
Estimated average burden hours per response............9.0
UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549

FORM T-2
STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF AN INDIVIDUAL DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE
PURSUANT TO SECTION 305(b)(2) [ ]

Name of trustee: HEISEY JEFFREY WALTER

Business address:

General Post-Office
West Oakland Park Boulevard - 1900
Fort Lauderdale, UM   UM-99

Exact name of obligor as specified in its charter:

JEFFREY WALTER HEISEY

State or other jurisdiction of incorporation or organization:

UNITED STATES MINOR OUTLYING ISLANDS

I.R.S. Employer Identification No.:   164523344

Address of principal executive offices:

UMI Office:

General Post-Office
West Oakland Park Boulevard - 1900
Fort Lauderdale, UM

Zip code: Not Applicable

USA Office:

1314 E LAS OLAS BLVD STE 610
FORT LAUDERDALE, FL

Zip code: 33301

Title of indenture securities: American Depositary Receipts

Item 01. AFFILIATIONS

01a. Intermediary Individual Affiliate acting as Trustee/Custodian:

HEISEY JEFFREY WALTER; CIK 0001589829, DUNS 854950701

01b. Foreign Financial Institution / Registered Investment Company Affiliate:

JEFFREY WALTER HEISEY; CIK 0001594052, BSA ID 31000045180747, FINRA/ CRD 170365

01c. United States Financial Institution/International Organization Affiliate:

Heisey, Jeffrey Walter DBA JEFFREY WALTER HEISEY Duns 078577765, FINS 00349696

01d. Unit Investment Trust Party Affiliation:

An affiliation of the parties, 1a., 1b.. and 1c. above.
HEISEY JEFFREY WALTER DBA JEFFREY WALTER HEISEY
S.E.C. File 811-22929

Applicant and Trustee listed in 01a. above, holds 100 percent of the voting
securities of the entities listed in 01b. and 01c. above; additionally Applicant and is the sole acting and controlling Trustee/Custodian of the
Trust affiliation in 01d. above.

Item 11. LIST OF EXHIBITS
Incorporated by Reference - see File # 811-22929
Exhibit 1: commercial_registry
Exhibit 2: name_registry
Exhibit 3: memo_agreement

SIGNATURE:

Pursuant to the requirements of the Trust Indenture Act of 1939 I, Jeffrey Walter Heisey, have signed this statement of eligibility in the City of Fort Lauderdale and State of UM, on the 2nd day of June, 2014.

I do certify under penalty of perjury under the Laws of the United States of America, that this Statement of Eligibility and the information within is true and correct.

x: Jeffrey Walter Heisey
/s/ Jeffrey Walter Heisey, Principal, Trustee/Custodian